
April 7, 2017

Mr. Max J. Roberts
Chief Executive Officer
Barnes & Noble Education, Inc.
120 Mountain View Blvd.
Basking Ridge, NJ 07920

> **Re:** **Barnes & Noble Education, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2016**
> **Filed June 29, 2016**
> **Form 10-Q for Fiscal Quarter Ended January 28, 2017**
> **Filed February 28, 2017**
> **File No. 001-37499**

Dear Mr. Roberts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2016

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Merchandise Inventories, page 53

1. We note your disclosure that market value of your inventory is determined based on its estimated net realizable value, which is generally the selling price. Please clarify why you do not indicate net realizable value is based on estimated selling prices less normally predictable costs of completion, disposal and transportation, as defined in ASC 330-10-20 and discussed in ASC 330-10-35. Please revise or advise us why you believe no revision is necessary.

<u>Property and Equipment, page 54</u>

2. We note your disclosure in footnote (a) that leasehold improvements are capitalized and depreciated over the terms of the respective leases. Please confirm whether or not you depreciate leasehold improvements over the shorter of the lease term or the useful life of the improvements pursuant to the guidance in ASC 840-10-35-6. If you follow such guidance, please revise your disclosures accordingly.

<u>Revenue Recognition and Deferred Revenue, page 55</u>

3. We note your disclosure that you recognize revenue from the rental of digital textbooks at the time of sale and that once the digital content is delivered to the customer your performance obligation is complete. Please explain how your performance obligation is complete at the time of sale. Also clarify whether you recognize revenue from the rental of digital textbooks gross as a principal or net as an agent and the reasons supporting your accounting treatment. If such revenues are recognized net, please disclose such information in future filings.

<u>Change in Accounting Principle and Error Corrections, page 56</u>

4. We note your disclosure here and in Note 9 that you corrected two errors in your May 2, 2015 balance sheet, including an error correction impacting cash and accounts payable and an intercompany LIFO tax reserve error correction impacting other long-term liabilities and the Parent company investment. Please address the following comments related to these errors:

   - Tell us in further detail the nature of your intercompany LIFO reserve tax error. In doing so, explain why the error had no impact on your income and cash flows.

   - Provide us with your materiality analysis under SAB Topic 1:M that supports your determination that these errors were not qualitatively or quantitatively material.

   - Tell us how you considered the impact of these errors on your conclusions with respect to the effectiveness of your internal control over financial reporting and your disclosure controls and procedures.

<u>Note 14. Income Taxes, page 69</u>

5. Please explain to us why the amount reflected for "State income taxes, net of federal income tax benefit" in the reconciliation of your effective income tax rate to the statutory income tax rate for Fiscal 2016 is a tax <u>benefit</u> of 15.2%.

<u>Schedule II – Valuation and Qualifying Accounts, page 73</u>

6. It appears that the information provided for your sales return reserve may be presented on a net basis rather than on a gross basis. Please revise future filings to provide this information on a gross basis or advise us why you believe no revision is required.

<u>Form 10-Q for Fiscal Quarter Ended January 28, 2017</u>

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Goodwill, page 10</u>

7. We note that your annual goodwill impairment test performed at the beginning of the third quarter resulted in the fair value of your single reporting unit exceeding its carrying value by approximately 5%. It appears, however, that the net book value of your stockholders' equity substantially exceeded your market capitalization as of the testing date and also as of quarter-end. Please address the following comments related to your most recent goodwill impairment test:

    •   Please tell us whether you used both income and market approaches in developing the fair value of your reporting unit. If so, tell us the relative weighting you used for each approach and how you determined such weighting was appropriate. Tell us whether there would have been any change in your impairment analysis had you solely used a market or income approach or had you changed the relative weighting.

    •   Please provide us with a reconciliation of the fair value of your reporting unit to your market capitalization. If applicable, provide support for any control premiums. Refer to ASC 350-20-35-22 and -23.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products